ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 5 February to 22 March 2011

DATE	DETAILS
16 March 2011	Notification of Major Interests in Shares – Blackrock above 5 per cent

14 March 2011	Voting rights and capital (transfer of shares from treasury)

8 March 2011	Directors Interests-Share Incentive Plan-monthly update

4 March 2011	Blocklisting Interim Review

3 March 2011	Notification of Major Interests in Shares – Norges Bank 2.98%

1 March 2011	Voting rights and capital (end February issued share capital confirmed plus transfer of shares from treasury)

17 February 2011	Notification of Major Interests in Shares – Capital Group 5.0378%

14 February 2011	Voting rights and capital (transfer of shares from treasury)

7 February 2011	Voting rights and capital (transfer of shares from treasury)

7 February 2011	Directors Interests-Share Incentive Plan-monthly update